Part III: Manner of Operations

Item 15: Display

b. Yes

The ATS does not display order price or order volume data of specific Subscriber orders to any Person. However, the ATS provides anonymized, non-attributable, aggregated volume at the midpoint and on each side of the market by symbol internally to the BDO's smart order routers. The aggregated data is limited to the total quantity available at the midpoint and on each side of the market in the ATS Order Book, per symbol, at and between the midpoint and NBBO. Only the BDO's smart order routers ("SORs") can receive the continuous data. Outside of the SORs, this aggregated data is not shared anywhere else, either internally or externally. To the extent an order is routed through the SORs, such SORs will have order information regarding orders that they have routed to the ATS.